ATTACHMENTS FOR N-SAR SUB-ITEM 77D
10-31-02 FYE FUNDS


Mutual Fund Select Group

 Pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, the Select International Equity Fund changed its investment policies to invest, under normal conditions, at least 80% of its net assets, plus the amount of borrowings for investment purposes ("Assets"), in the types of investments suggested by its name. Under normal circumstances, the Tax Aware Large Cap Growth Fund (formerly known as the JPMorgan Select Large Cap Growth Fund) now invests 80% of its Assets in equity investments of large-cap growth companies in a tax aware manner.
Under normal circumstances, the Tax Aware Large Cap
Value Fund (formerly known as the JPMorgan Select
Equity Income Fund) now invests 80% of its Assets in equity investments of large-cap value companies in a tax aware manner.